UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Notice of a Strategic Alliance between NTT DOCOMO, INC. and Tata (India)

On November 12, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning an agreement on a strategic alliance in India between NTT DOCOMO, INC., Tata Teleservices Limited and Tata Sons Limited. NTT DOCOMO, INC. is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager Finance and Accounting Department

Date: November 12, 2008

November 12, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First Section of Tokyo, Osaka and Nagoya Stock

Exchanges, and Fukuoka and Sapporo Stock Exchanges)

Notice of a Strategic Alliance between NTT DOCOMO, INC. and Tata (India)

Nippon Telegraph and Telephone Corporation hereby announces that its subsidiary, NTT DOCOMO, INC. (“DOCOMO”), has today announced an agreement on a strategic alliance in India with Tata Teleservices Limited (“TTSL”) and Tata Sons Limited, the prime promoter for Tata companies including TTSL, under which DOCOMO will acquire 26 percent of TTSL’s common shares for approximately 130.7 billion Indian rupees (US$2.7 billion).

For further details on this alliance, please refer to the attachment and the material titled “Investment in India’s Tata Teleservices Ltd.” disclosed today by DOCOMO.

For further inquiries, please contact:

Kei Anzai or Kenichiro Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581

For Immediate Release

NTT DOCOMO and Tata Agree on Strategic Alliance in India

TOKYO, JAPAN, November 12, 2008 — NTT DOCOMO, INC. (DOCOMO), Tata Teleservices Limited (TTSL) and Tata Sons Limited, the prime promoter for Tata companies including TTSL, today announced their agreement on a strategic alliance in India, under which DOCOMO will acquire 26 percent of TTSL’s common shares for approximately 130.7 billion Indian rupees (US$2.7 billion).

In addition, DOCOMO, in accordance with regulations of the Securities and Exchange Board of India*, expects to make an open offer to acquire up to 20 percent of the outstanding common shares of Tata Teleservices (Maharashtra) Limited (TTML), a Tata telecommunications company, through a joint tender offer with Tata Sons.

As a result of the capital alliance, the partners expect to expand mobile communication operations in the fast-growing Indian mobile market, aiming to increase operating revenue and achieve steady business growth.

TTSL, based in Mumbai, is a telecommunications business unit in Tata, India’s largest conglomerate based on operating revenues (see attachment). The company covers nearly all of India with high-quality wireless networks and a large number of retail stores and customer-service outlets. TTSL has sharply increased its share of the fast-growing Indian mobile market, and it is rapidly expanding its subscriber base, which currently exceeds 30 million (including TTML subscribers).

Tokyo-based DOCOMO, the world’s leading mobile operator, has played a major role in the evolution of mobile telecommunications through its development of cutting-edge mobile technologies and services. The company is a strong market leader used by more than 50 percent of Japan’s mobile phone customers.

*	Securities and Exchange Board of India Act, 1992: SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

For further information, please contact:

NTT DOCOMO

Shuichiro Ichikoshi or Naoko Minobe

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

www.nttdocomo.com/contact

Tata Teleservices Ltd

Rajeev Narayan

Vice-President

Corporate Affairs

Handphone: +91 9212105151

Fax: +91 11 66551009

Website: rajeev.narayan@tatatel.co.in

Inquiries may also be made through the following URL:

www.tataindicom.com

About NTT DOCOMO

NTT DOCOMO is the world’s leading mobile communications company. DOCOMO serves over 53 million customers, including 46 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode, FOMA and mova are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries

NTT DOCOMO’s FOMA service is only available to subscribers in Japan.

About Tata Sons Limited

Tata Sons is the prime promoter company for various businesses run under Tata brand. Tata companies in India constitute as the largest business conglomerate, with operations in over 80 countries across seven sectors (Materials, Engineering, Information Technology & Communications, Energy, Services, Chemicals and Consumer Products). The Conglomerate had aggregate revenues of around US $62.5 billion in the Financial Year 2007-08 and employs around 350,000 employees worldwide and has more than 3.2 million shareholders. Tata Companies are known for its community services and for the trust it commands from all stakeholders. For more information on the Group, please log on to www.tata.com.

About Tata Teleservices

Tata Teleservices is one of India’s leading private telecom service providers. The company offers integrated telecom solutions to its customers under the Tata Indicom brand, and uses the latest CDMA 1X technology for its wireless network. Tata Teleservices, along with Tata Teleservices (Maharashtra) Ltd, operates in more than 6,700 towns across all 22 circles. Tata Teleservices has a customer base of over 30 million. For more information log on to: www.tataindicom.com.

Attachment

Tata Companies